Ropes & Gray LLP

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WRITER’S DIRECT DIAL NUMBER: (312) 845-1371

January 25, 2021

VIA EDGAR

Ms. Alison White Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Registrant: Sterling Capital Funds

File Nos.: 033-49098 and 811-06719

Filing Type: Post-Effective Amendment No. 147 to the Registration Statement on Form N-1A

Filing Date: November 24, 2020

Dear Ms. White:

This letter is provided in response to oral comments provided by you on January 4, 2021 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of Sterling Capital Funds (the “Registrant” and each series of the Registrant, a “Fund”) filed on November 24, 2020. The comments of the staff (the “Staff”) of the Securities and Exchange Commission and the Registrant’s responses are set forth below. The changes to the Registration Statement detailed in this letter will be reflected in a post-effective amendment to the Registrant’s Registration Statement to be filed on or prior to the effective date of the Registration Statement.

Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Sterling Capital Funds Class A and Class C Shares Prospectus, the Sterling Capital Funds Institutional, Class R and Class R6 Shares Prospectus and the Sterling Capital Funds Statement of Additional Information.

Comment 1:	Please update EDGAR with the ticker symbol for Class R6 Shares of Sterling Capital Short Duration Bond Fund (the “Short Duration Bond Fund”).

Response:	The ticker symbol for Class R6 Shares of the Short Duration Bond Fund will be updated in EDGAR prior to the effective date of the post-effective amendment.

Ms. Alison White	January 25, 2021

Comment 2:	The Staff notes that the disclosure required by Rule 30e-3 under the 1940 Act (“Rule 30e-3”) to rely on the “notice and access” method to deliver annual and semi-annual reports to shareholders prior to January 1, 2022 (the “Rule 30e-3 Legend”) was removed from the cover page of the Registrant’s prospectus. Please confirm supplementally whether the Registrant plans to rely on Rule 30e-3 for the delivery of annual and semi-annual reports prior to January 1, 2022.

Response:	The Registrant has reinserted the Rule 30e-3 Legend on the front cover of its prospectus and confirms that it currently plans to rely on Rule 30e-3 prior to January 1, 2022.

Comment 3:	Please provide to the Staff completed fee tables and expense examples for each Fund prior to the effective date of the post-effective amendment.

Response:	The completed fee tables and expense examples for each Fund have been provided to the Staff under separate cover. Please note that such information represents drafts, and that the Registrant reserves the right to make necessary or appropriate changes prior to the Funds’ 485(b) filing.

Comment 4:	Please provide supplementally an explanation of how the Registrant (i) estimated the “Other Expenses” in the fee and expense table for the Class R6 Shares of the Short Duration Bond Fund and (ii) determined that such estimate was reasonable.

Response:	Based on the Registrant’s interpretation of Instruction 6(a) to Item 3 of Form N-1A, the Registrant has estimated, and believes it is reasonable to estimate, “Other Expenses” for the Class R6 Shares of the Short Duration Bond Fund based on the expenses incurred by the Short Duration Bond Fund’s other share classes based on actual operations, as well as any differences in contractual expenses and other components between the Class R6 Shares and the other share classes, among other factors taken into account.

Comment 5:	Please clarify who signs the Registration Statement as comptroller or principal accounting officer, as required by Section 6(a) of the Securities Act.

Response:	The Registrant will update the signature page to make clear that Todd M. Miller is signing in his capacity as Principal Financial Officer of the Registrant.

If you have any further questions or comments please do not hesitate to call me at (312) 845-1371.

Sincerely,

/s/ Patrick Valenti
Patrick Valenti